Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 23, 2019

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)
Dear Mr. McLaren:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on July 16, 2019 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on May 30, 2019 (PEA No. 199) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Touchstone Flexible Income Fund (the "Fund"), a series of the Trust.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General
1.     Please confirm that any blank or bracketed information in the Funds' Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b). In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     In reference to the Fund's 80% policy, please confirm that if the Fund's investment objective changes, the Fund's name will also change.
Response: Whether or not an investment objective change impacts the Fund's name is a facts and circumstances analysis. The Trust confirms that, in the event a change is made to the Fund's investment objectives, it will consider SEC Rule 35d-1 and will change the Fund's name if necessary in order to comply with Rule 35d-1.
3.    With respect to the disclosure regarding derivatives in the Fund's principal investment strategy, please tailor such disclosure in accordance with the letter to the ICI dated July 30, 2010 from Barry Miller of the Securities Exchange Commission. In addition, supplementally, please disclose how derivatives are calculated for purposes of meeting the 80% names rule test.

Response: In order to disclose the Fund's anticipated investment operations, rather than disclosing each investment that the Fund might make as it relates to derivatives, the Fund will remove the final sentence of the fourth paragraph in "The Fund's Principal Investment Strategies" section and replace it with the following:

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"In order to hedge certain risks, the Fund may invest in futures contracts, which are a type of derivative instrument." The Fund will also update the principal risk factor relating to derivatives to remove the following sub-risks: Forward Currency Exchange Contract Risk, Options Risk and Swap Agreement Risk.

The Trust confirms that, to the extent that the Fund considers derivatives that provide exposure to the types of securities or assets covered by the Fund's 80% policy, such assets will be valued in the manner that such instruments are valued for net asset value purposes in determining compliance with the 80% policy.

4.     Please consider re-ordering the Principal Risks in both the summary section of the Prospectus and the back of the Prospectus (in the Principal Investment Strategies and Risks - What are the Principal Risks of Investing in the Fund? section) to priortize the risks most likely to adversely affect the Fund's net asset value, yield, and total return. After the most significant risks are reordered in this manner, the the remainder of the risks can then be presented in alphabetical order. (Please see the speech from Dalia Blass dated October 27, 2018 related to this topic.)
Response: The Trust respectfully declines to make the requested change at this time as the presentation of the principal risks in the Fund's Prospectus is consistent with the presentation of the principal risks in the current Prospectuses of each of the 41 funds within the Touchstone fund complex; however, the Trust's management is taking steps to implement this comment over the next several months with respect to each fund within the Touchstone fund complex. Our goal is to implement this comment starting with the annual update to the registration statements for our 6/30 FYE funds, which will be filed in October 2019.
5.     In the Fund's Prospectus, please make sure the font sizes are uniform.

Response: The Trust has reviewed the Prospectus and confirms that the font sizes are uniform and consistent throughout the document.

6.     With respect to the LIBOR Transition Risk that appears in the Prospectus, please tailor the disclosure to address how the transition from LIBOR could affect the Fund's investments. For example, will (or does) the Fund invest in instruments that pay interest on a floating rate that does not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published? If so, how will this affect the liquidity of the Fund's investments? Please also disclose how the transition to a successor rate could impact the value of the Fund's investments that reference LIBOR.

Response: After consideration, Touchstone Advisors, Inc. (the "Advisor"), the Fund's investment advisor, has determined that the transition from LIBOR is not expected to have a material impact on the Fund and, thus, is not a principal risk of the Fund. Accordingly, such risk has been removed from the Prospectus. Nevertheless, the Advisor will continue to monitor this development and specific disclosure will be added to the Prospectus in accordance with SEC guidance to the extent LIBOR transition risk is determined to be a principal risk of the Fund.

7.     Following the bar chart, the Staff notes the following sentence: "Before the Fund commenced operations, all of the assets and liabilities of the Fifth Third Strategic Income Fund (the “Predecessor Fund”) were transferred to the Fund in a tax-free reorganization (the “Reorganization”)." Please confirm and disclose that the Predecessor Fund's investment objectives, policies and guidelines, and investment restrictions were materially the same as the Fund's. Please also note the source of the prior performance.

Response: The Trust confirms that the investment objectives, guidelines, and restrictions of the Predecessor Fund are substantially similar to those of the Fund. The Fund will note this in the Prospectus immediately following the sentence noted above. In addition, the Prospectus notes that the financial and performance information prior to September 10, 2012 included in the Fund’s Prospectus is that of the Predecessor Fund, and also discloses that the performance prior to November 30, 2018 is attributable to a prior sub-advisor.

8.     In the summary section of the Fund's Prospectus, please note both the month and year that each portfolio manager assumed its position with the Fund. (The Staff notes that the Prospectus currently lists only the year and not the month.)

Response: The Trust will make the requested revision by noting that each portfolio manager has served in that position since November 2018.

9.     The Staff notes that the interest rate risk in the back of the Prospectus includes a discussion regarding duration. Please consider moving this duration discussion to the interest rate risk in the summary section of the Fund's Prospectus.

Response: The Trust will move the following language, which currently appears in the back of the Prospectus, to the interest rate risk factor in the summary section, as requested: "Duration is a measure of the expected life, taking into account any prepayment or call features of the security, that is used to determine the price sensitivity of the security for a given change in interest rates. Maturity, on the other hand, is the date on which a fixed-income security becomes due for payment of principal."

Statement of Additional Information
10.     The Staff notes the "Illiquid Securities" disclosure that appears on page 10 of the SAI. Please consider adding this 15% limit on illiquid investments to the "Principal Investment Strategy" section of the Fund's Prospectus.
Response: The Trust respectfully declines to add the requested disclosure to the Fund's Principal Investment Strategy section of the Prospectus as the 15% limit on illiquid investments is not a part of the Fund's principal investment strategy. The Trust believes that the disclosure in the SAI is sufficient.
11.     The Staff notes the "Participation Interests" disclosure that appears on page 18 of the SAI. Please disclose in the Fund's Prospectus that it may take longer than seven days for certain bank loans to settle. Please also address how the Fund intends to meet short term liquidity needs that may result from lengthy settlement periods.
Response: The Trust respectfully declines to add the requested disclosure to the Fund's Prospectus with respect to bank loans as the Fund does not, and is not expected to, invest in bank loans. In the event the Fund experiences short term liquidity challenges, it may utilize interfund lending, as well as the ReFlow liquidity program, both of which are disclosed in the Fund's registration statement.
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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz Secretary & Counsel to the Trust

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.

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